SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 14)

Biolase, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

April 18, 2017

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 0 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,472,847 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,472,847* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.58%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 850,797 Shares (defined below) issuable upon exercise of the Warrants (defined in Amendment No. 12).  Does not include (i) other existing warrants for an aggregate of 3,144,721 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) the Series D Preferred Stock (defined below) that is not convertible until the New Requisite Stockholder Approval (defined below) is obtained.
** This percentage is based on a total of 68,511,509 Shares outstanding, which is the sum of 67,660,712 Shares outstanding as of April 3, 2017, plus 850,797 Warrants that can be exercised as of April 21, 2017.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 10,536,673 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 10,536,673 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,536,673* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.40%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 749,027 Shares issuable upon exercise of the Warrants, which became exercisable on September 30, 2016 as a result of the receipt of the Requisite Stockholder Approval. Does not include (i) other existing warrants for an aggregate of 1,632,432 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) the Series D Preferred Stock that is not convertible until the New Requisite Stockholder Approval is obtained.
** This percentage is based on a total of 68,409,739 Shares outstanding, which is the sum of 67,660,712 Shares outstanding as of April 3, 2017, plus 749,027 Warrants that can be exercised as of April 21, 2016.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,131,007 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,131,007 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,131,007 * (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.14%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 101,770 Shares issuable upon exercise of the Warrants, which became exercisable on September 30, 2016 as a result of the receipt of the Requisite Stockholder Approval. Does not include (i) other existing warrants for an aggregate of 686,529 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) the Series D Preferred Stock that is not convertible until the New Requisite Stockholder Approval is obtained.
** ** This percentage is based on a total of 67,762,482 Shares outstanding, which is the sum of 67,660,712 Shares outstanding as of April 3, 2017, plus 101,770 Warrants that can be exercised as of April 21, 2016.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,513,742 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,513,742 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,513,742 (See Item 5)*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.72%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Does not include (i) other existing warrants for an aggregate of 825,850 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) the Series D Preferred Stock that is not convertible until the New Requisite Stockholder Approval is obtained.
** This percentage is based on a total of 67,660,712 Shares outstanding as of April 3, 2017.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 15,181,422 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 15,181,422 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,181,422* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.16%
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 850,797 Shares issuable upon exercise of the Warrants (defined in Amendment No. 12), which became exercisable on September 30, 2016 as a result of the receipt of the Requisite Stockholder Approval (defined and described further in the Securities Purchase Agreement dated August 1, 2016 and filed as Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer (defined below) on August 2, 2016).  Does not include (i) other existing warrants for an aggregate of 3,144,721 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) the Series D Preferred Stock that is not convertible until the New Requisite Stockholder Approval is obtained.
** ** This percentage is based on a total of 68,511,509 Shares outstanding, which is the sum of 67,660,712 Shares outstanding as of April 3, 2017, plus 850,797 Warrants that can be exercised as of April 21, 2017.

SCHEDULE 13D
CUSIP No. 411307101

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,753,167 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,753,167 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,753,167* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.07%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

* Does not include (i) other existing warrants for an aggregate of 825,850 Shares, which are not currently exercisable due to the 19.99% Limitation, or (ii) the Series D Preferred Stock that is not convertible until the New Requisite Stockholder Approval is obtained.
** This percentage is based on a total of 67,660,712 Shares outstanding as of April 3, 2017.

This Amendment No. 14 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015, Amendment No. 11, filed on November 12, 2015, Amendment No. 12, filed on August 3, 2016 and Amendment No. 13, filed on October 6, 2016 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common stock par value $0.001 per share (“Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.

Item 4.  Purpose of Transaction.
Item 4 of the Statement is hereby supplemented as follows:

On April 11, 2017, Oracle Partners, L.P. (“Partners”), Oracle Ten Fund Master, L.P. (“Ten Fund”) and Oracle Institutional Partners, L.P. (“Institutional Partners”, and collectively with Partners and Ten Fund, the “Oracle Entities”) and other individuals and entities (the “April 2017 Investors”) entered into a Securities Purchase Agreement (the “April 2017 Purchase Agreement”) with the Issuer. In accordance with the April 2017 Purchase Agreement, the Issuer agreed to sell to the April 2017 Investors an aggregate of 80,644 shares of Series D Participating Convertible Preferred Stock, par value $0.001 per share (the “Series D Preferred Stock”) at a per share price of $124.00, of which the Oracle Entities collectively agreed to purchase 36,986 shares of Series D Preferred Stock the (the “New Preferred Shares”), in a private placement (the “April 2017 Private Placement”).

The April 2017 Private Placement closed on April 18, 2017. Under the terms of the Certificate of Designations for the Series D Preferred Stock, each share of Series D Preferred Stock will initially be convertible into 100 Shares, reflecting a conversion price equal to $1.24 per Share, subject to customary anti-dilution adjustments. Beginning on January 1, 2018, and continuing so long as any shares of Series D Preferred Stock remain outstanding, the Series D Preferred Stock will bear interest at an initial rate of 2%, which interest rate will increase by 2% quarterly, subject to a maximum rate of 17% per annum. The New Preferred Shares are not convertible until the New Requisite Stockholder Approval (defined below) is obtained.

In addition, the April 2017 Investors agreed to purchase warrants (the “New Warrants”) to acquire up to an aggregate of 3,925,871 Shares, of which the Oracle Entities agreed to purchase New Warrants to acquire 1,800,535 Shares for a price of $0.125 per New Warrant. The New Warrants have an exercise price of $1.80 per New Warrant, subject to customary anti-dilution adjustments, and become exercisable on October 18, 2017 and have a term of five years from the date of issuance or, if earlier, five business days after the Issuer delivers notice that the closing price per Share exceeded the exercise price of $1.80 per New Warrant for 30 consecutive trading days during the exercise period. The New Warrants are not exercisable until the New Requisite Stockholder Approval is obtained.

The April 2017 Purchase Agreement contains customary terms regarding, among other things, representations and warranties and indemnification. Additionally, under the April 2017 Purchase Agreement, the Issuer has granted certain registration rights to the April 2017 Investors. The Issuer is obligated to use commercially reasonable efforts to file, within 30 days following receipt of the New Requisite Stockholder Approval, a registration statement on Form S-3 to register the resale of the Shares issued upon conversion of the Series D Preferred Stock and Shares that may be issued pursuant to the exercise of New Warrants and to effect the registration no later than 90 days after the filing date. With certain exceptions, the Issuer is obligated to keep the registration statement effective until all of the Shares so registered are sold. The Issuer will be responsible for all of its fees and expenses incurred in connection with registering the Shares.

Pursuant to the April 2017 Purchase Agreement, the Issuer will be required to hold a meeting of its stockholders in order to, among other things, approve an amendment to the Issuer’s Restated Certificate of Incorporation, as amended, increasing the number of authorized Shares from 100,000,000 shares to 200,000,000 shares and satisfy NASDAQ requirements with respect to the issuance of Shares upon conversion of the Series D Preferred Stock and exercise of the New Warrants by the Oracle Entities and certain other April 2017 Investors whose warrants will initially be subject to the 19.99% Limitation (as defined below). The conversion of the Series D Preferred Stock will occur automatically upon receipt of such stockholder approval (the “New Requisite Stockholder Approval”), and no New Warrants will be subject to the 19.99% Limitation following receipt of the New Requisite Stockholder Approval. The “19.99% Limitation” means the provision contained in certain New Warrants prohibiting the holder thereof from exercising the New Warrants to the extent that the exercise would result in the holder beneficially owning more than 19.99% of the outstanding Shares.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated as follows:

This aggregate percentage of Shares reported owned by each person named herein is the sum of 67,660,712 Shares outstanding as of April 3, 2017, as reported in the Issuer’s Form DEF 14A, filed with the Securities and Exchange Commission on April 5, 2017, plus the following number of  Shares issuable upon the exercise of Warrants that can be exercised as of April 21, 2017: (i) in the case of Mr. Larry Feinberg and General Partner (as defined below), 850,797, (ii) in the case of Partners 749,027, and (iii) in the case of Institutional Partners, 101,770. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Partners may be deemed to be the beneficial owner of 10,536,673 Shares, constituting approximately 15.40% of the Shares outstanding.

Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 10,536,673 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 10,536,673 Shares.

The above numbers do not include 3,144,721 warrants that are not currently exercisable.

(a, b) Institutional Partners

As of the date hereof, Institutional Partners may be deemed to be the beneficial owner of 2,131,007 Shares, constituting approximately 3.14% of the Shares outstanding.

Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,131,007 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,131,007 Shares.

The above numbers do not include 686,529 warrants that are not currently exercisable.

(a, b) Ten Fund

As of the date hereof, Ten Fund may be deemed to be the beneficial owner of 2,513,742 Shares, constituting approximately 3.72% of the Shares outstanding.

Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,513,742 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,513,742 Shares.

The above numbers do not include 825,850 warrants that are not currently exercisable.

(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 15,181,422 Shares held in Partners, Institutional Partners and Ten Fund, constituting approximately 22.16% of the Shares outstanding.

General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 15,181,422 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 15,181,422 Shares.

The above numbers do not include 850,797 warrants that are not currently exercisable.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Ten Fund, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Ten Fund. As of the date hereof, Manager may be deemed to be the beneficial owner of 2,753,167 Shares, constituting approximately 4.07% of the Shares outstanding.

Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,753,167 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,753,167 Shares.

The above numbers do not include 825,850 warrants that are not currently exercisable.

(a, b) Larry Feinberg

Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 15,472,847 Shares, constituting approximately 22.58% of the Shares outstanding.

Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 15,472,847 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 15,472,847 Shares.

The above numbers do not include 850,797 warrants that are not currently exercisable.

c)	As of the date hereof, no transaction in the Shares had been effected by the Reporting Persons within the past 60 days.
d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

e)	Not applicable.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2017	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 21, 2017	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 21, 2017	ORACLE INSTITUTIONAL PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: April 21, 2017	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member

Dated: April 21, 2017	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director

Dated: April 21, 2017	LARRY N. FEINBERG By: /s/ Larry N. Feinberg